THE NOTTINGHAM INVESTMENT TRUST II

116 South Franklin Street

Post Office Box 69

Rocky Mount, North Carolina 27802-0069

252-972-9922

February 24, 2009

VIA EDGAR

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Ms. Sheila Stout

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:

The Nottingham Investment Trust II (“Trust”) (File No. 33-37458 and 811-06199). Response to review of Form N-CSR for the period ended March 31, 2008, on behalf of the EARNEST Partners Fixed Income Trust, The Brown Capital Management Equity Fund, The Brown Capital Management Balanced Fund, The Brown Capital Management Small Company Fund, The Brown Capital Management International Equity Fund, and The Brown Capital Management Mid-Cap Fund, each a series of the Trust (each a “Fund” and collectively, “Funds”)

Dear Ms. Stout:

At your request, this letter is being submitted to the Securities and Exchange Commission (“Commission”) as correspondence. This letter, which has been discussed with you in advance, is in response to oral comments received from you on January 8, 2009 in connection with the Commission Staff’s review of the Trust’s Form N-CSR for the reporting period ended March 31, 2008. Set forth below is a summary of the Commission Staff’s comments and the Trust’s responses.

1.

Comment: “Management’s Discussion of Fund Performance” should provide more detail regarding the investment strategies and techniques used by each Fund’s investment adviser during the most recently completed fiscal year.

Response: The Trust, on a going forward basis, will provide more detail in “Management’s Discussion of Fund Performance” regarding the investment strategies and techniques used by each Fund’s investment adviser during the most recently completed fiscal year.

2.

Comment: Explain the difference between the total returns for the fiscal year ended March 31, 2008 reported for each Fund in “Management’s Discussion of Fund Performance” and the “Performance Update” and the total returns reported for each Fund in the “Financial Highlights.”

Response: The total returns reported for each Fund in “Management’s Discussion of Fund Performance” and the “Performance Update,” are based on the net asset value calculated for shareholder transactions, while the total returns reported in the “Financial Highlights” reflect subsequent adjustments to the net asset value made in accordance with accounting principles generally accepted in the United States. The Trust, on a going forward basis, will footnote the “Financial Highlights” to explain any differences in the total returns reported for the Funds.

3.

Comment: In the “Schedule of Investments” for the EARNEST Partners Fixed Income Trust, the market value for the corporate obligation issued by Residential Capital LLC is considerably lower than the principal. Please indicate whether the Fund used fair value pricing to determine the market value and, if not, whether the corporate obligation is non-income producing or defaulted.

Response: The Fund did not use fair value pricing to determine the market value of the corporate obligation issued by Residential Capital LLC. The Fund valued the security on the basis of the price provided by the Fund’s approved pricing service provider. As of the date of the “Schedule of Investments” in the Financial Statements, the security continued to produce income and had not defaulted. The Fund does not currently hold the security.

4.	Comment: Identify the nature of the assets reported as “Due from affiliates” in the “Statement of Assets and Liabilities” for each Fund. Confirm whether each Fund has received the amount noted.

Response: The amounts noted as “Due from affiliates” in the “Statement of Assets and Liabilities” for each Fund represent payments due to each Fund by its respective investment adviser as a result of expense limitation agreements that contractually obligate the investment adviser to limit the Fund’s operating expenses. Each Fund has received the respective amount noted in the “Statement of Assets and Liabilities.” Please note that these amounts each represent one month of payments pursuant to the applicable expense limitation agreement, which is consistent with the methodology set forth in each such agreement.

5.

Comment: With respect to the section of the notes entitled “Organization and Significant Accounting Policies – Investment Valuation” in the Financial Statements for the EARNEST Partners Fixed Income Trust, state whether the factors taken into account when securities are valued using a matrix system are the same as the factors taken into account when securities are valued at fair value. If not, describe the factors taken account when securities are valued using a matrix system.

Response: When a security held by the EARNEST Partners Fixed Income Trust is valued using a matrix system, the value for the security is determined by considering the yields of securities of comparable price, yield, yield curve, and maturity, especially the current market yields of U.S. Treasury securities with similar remaining years to maturity. The value for the security is periodically recalibrated by use of an observable input such as a dealer quote. The Trust, on a going forward basis, will improve the disclosure in the notes to the Financial Statements in order to make clear the factors taken into account when securities are valued using a matrix system.

6.

Comment: State the duration of the current term of each expense limitation agreement that is referenced in the section of the notes entitled “Transactions with Affiliates – Advisor.” Confirm that each expense limitation agreement has been filed with the Commission and can be accessed by the public in the EDGAR database.

Response: The expense limitation agreements that are referenced in the section of the notes entitled “Transactions with Affiliates – Advisor” continue in effect until March 31, 2009, the end of the Trust’s current fiscal year. Each expense limitation agreement will continue from year-to-year thereafter, provided such continuance is approved by a majority of the Trustees of the Trust who (i) are not "interested" persons of the Trust or any other party to such agreement and (ii) have no direct or indirect financial interest in the operation of such agreement. The Trust, on a going forward basis, will disclose duration of the current term of each expense limitation agreement in the notes to the Financial Statements.

The expense limitation agreement between the Trust and EARNEST Partners, LLC, with respect to the EARNEST Fixed Income Trust, as well as an amendment to the expense limitation agreement, was filed with the Commission as an exhibit to Post-effective Amendment No. 49 to the Trust’s Registration Statement on July 31, 2006. The agreement can be found at the following webpage:

http://idea.sec.gov/Archives/edgar/data/869351/000086935106000006/arexpen.txt

The amendment can be found at the following webpage:

http://idea.sec.gov/Archives/edgar/data/869351/000086935106000006/expfirst.txt

The expense limitation agreement between the Trust and Brown Capital Management, Inc., with respect to The Brown Capital Management Equity Fund, The Brown Capital Management Balanced Fund, The Brown Capital Management Small Company Fund, and The Brown Capital Management International Equity Fund, was filed with the Commission as an exhibit to Post-effective Amendment No. 49 to the Trust’s Registration Statement on July 31, 2006. The agreement can be found at the following webpage:

http://idea.sec.gov/Archives/edgar/data/869351/000086935106000006/expbcm.txt

The expense limitation agreement between the Trust and Brown Capital Management, Inc., with respect to The Brown Capital Management Mid-Cap Fund, was filed with the Commission as an exhibit to Post-effective Amendment No. 46 to the Trust’s Registration Statement on July 29, 2003. The agreement can be found at the following webpage:

http://idea.sec.gov/Archives/edgar/data/869351/000086935103000004/expense.txt

Part C of the Registration Statement of the Trust, as currently filed under Post-Effective Amendment No. 51 on July 29, 2008, currently discloses the filing date of each of the foregoing expense limitation agreements.

7.

Comment: The gross expense ratios reported for each Fund in the “Performance Update” should be footnoted to explain why they do not correspond with the gross expense ratios reported in the “Financial Highlights.”

Response: In order to comply with FINRA Rule 2210(d)(3), the gross expense ratios reported for each Fund in the “Performance Update” are from the Funds’ prospectuses dated July 30, 2007. The Trust, on a going forward basis, will footnote the gross expense ratios reported in the “Performance Update” to explain that they are from the Funds’ prospectuses in effect on the date the Financial Statements are mailed to the Funds’ shareholders.

8.

Comment: With respect to The Brown Capital Management Mid-Cap Fund and The Brown Capital Management Small Company Fund, explain why the advisory fee rates reported in the section of the notes entitled “Transactions with Affiliates – Advisor” do not correspond with the advisory fee rates reported in the prospectus for the Funds.

Response: In the Funds’ prospectus dated July 30, 2007, which was the prospectus in effect on the date the Financial Statements were mailed to the Funds’ shareholders, the disclosure in the fee table regarding the investment adviser’s compensation noted an advisory fee rate of 0.75% of the average daily net assets of The Brown Capital Management Mid-Cap Fund and 1.00% of the average daily net assets of The Brown Capital Management Small Company Fund. Consistent with the requirements of Form N-1A, Item 3, and staff guidance (see Letter to Craig S. Tyle, Esq. of the Investment Company Institute dated October 2, 1998) these rates reflect the contractual rates set forth in the investment advisory agreement for each of these Funds. The advisory fee rates reported in the section of the notes entitled “Transactions with Affiliates – Advisor” are consistent with this disclosure. There have been no changes to either advisory fee rate since the commencement of operations of the respective Fund. Please note that in the section of the Funds’ prospectus entitled, “Management of the Funds – the Advisor – The Advisor’s Compensation,” the disclosure restates these contractual rates and, as required by Item 5(a)(1)(ii) provides the effective fee rates received by the advisor to the Funds during the fiscal year ended March 31, 2007. These effective fee rates reflect the effect of fee waivers, as applicable, by the advisor to the Funds.

9.

Comment: With respect to The Brown Capital Management Mid-Cap Fund, the section of the notes entitled “Organization and Significant Accounting Policies – Expenses” should provide more detail regarding the allocation of class specific expenses.

Response: The Board of Trustees voted to terminate the Trust’s Rule 18f-3 Multi-Class Plan at a meeting held on December 15, 2008. The Investor Shares of The Brown Capital Management Mid-Cap Fund subsequently closed on December 31, 2008. The Brown Capital Management Mid-Cap Fund, as well as the rest of the Funds, only offer Institutional Shares at the present time.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing. Commission Staff’s comments or changes to disclosure in response to Commission Staff’s comments in the filings reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to the filing. The Trust may not assert Commission Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call the undersigned at (252) 972-9922, extension 249. Thank you for your consideration.

Sincerely,

The Nottingham Investment Trust II

/s/ A. Vason Hamrick

A. Vason Hamrick

Secretary

cc:	John H. Lively Husch Blackwell Sanders, LLP 4801 Main Street Suite 1000 Kansas City, Missouri 64112

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